October 11, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrowLife, Inc.
Registration Statement on Form S-1
Initially filed August 31, 2018, as amended
File No. 333-227171 and 333-211255

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GrowLife, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-227171and 333-211255) as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m., Eastern Time, on Monday, October 15, 2018, or as soon as practicable thereafter.

The Company requests the Commission confirm the effective date and time of the Registration Statement to Jessica M. Lockett of Horwitz + Armstrong, A Professional Law Corporation, counsel to the Company, by telephone at (949)-540-6540.

Respectfully Submitted,

GROWLIFE, INC.

By:	/s/ Marco Hegyi
Name: Marco Hegyi
Title: Chief Executive Officer

cc: Jessica M. Lockett (Horwitz + Armstrong, A Prof. Law Corp.)

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